PROCESSED
MAR 17 2005
THOMSON FINANCIAL

05037500

BB 3/10

...HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIG Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1545 Peachtree Street, #650
(No. and Street)

Atlanta, Georgia 30309
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Parr 404-601-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harshman Phillips & Company, LLC
(Name – *if individual, state last, first, middle name*)

4480 N. Shallowford Road, Suite 104 Atlanta, Georgia 30338
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 179 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/16/05

PS 3/11/05

OATH OR AFFIRMATION

I, Geoff Hodgson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIG Partners, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIG PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

TABLE OF CONTENTS

HARSHMAN
PHILLIPS

Your Financial Business Matters.™

HARSHMAN PHILLIPS & COMPANY, LLC
4480 N. Shallowford Road, Suite 104
Atlanta, GA 30338
Tel 770.804.0300
Fax 770.804.0311

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Members of
FIG Partners, LLC

We have audited the accompanying statement of financial condition of FIG Partners, LLC as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of FIG Partners, LLC as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Harshman Phillips & Co., LLC

January 18, 2005

FIG PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$	2,443,047
Customer receivables		277,825
Broker dealer and clearing organization receivables		516,013
Securities owned, not yet sold		115,265
Other receivables		9,994
Securities available for sale		300,638
Prepaid expenses		20,679
Property and equipment, net		64,697
Deposits		25,370
Total Assets	$	3,773,528

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	760,656
Payable to clearing organization		33,626
Securities sold, not yet purchased		300,666
		1,094,948
Long-term subordinated notes payable		200,000
Members' Equity		2,478,580
Total Liabilities and Members' Equity	$	3,773,528

The accompanying notes are an integral part of this financial statement.

1. Organization and description of business

FIG Partners, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is an affiliate of Burke Capital Group, LLC and provides independent research on financial institutions, active market-making, principal and agency transactions and investment banking to institutional investors, high net worth individuals, and companies in the financial services industry. The Company is based in Atlanta, Georgia and introduces customers on a fully-disclosed basis to its primary clearing agent, First Clearing Corporation. Effective June 27, 2003, the Company amended and restated its operating agreement to change its name from Burke Securities, LLC to FIG Partners, LLC.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying statement of financial condition of the Company has been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities.

b. Securities transactions

Customers' securities transactions are reported on a settlement date basis. Related commission revenues and clearing fees are recorded on a trade date basis. Proprietary securities transactions are recorded on a trade date, as if they had settled.

Marketable securities owned and securities sold, not yet purchased, are recorded at fair value. Realized and unrealized gains and losses are reflected in net trading profits.

c. Securities available for sale

Available for sale securities consist of certain equity securities and warrants not classified as trading securities or as securities held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Securities not readily marketable are valued at fair value as determined by the Company's management. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

2. **Summary of significant accounting policies (continued)**

d. Investment banking

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable.

e. Depreciation and amortization

Furniture and fixtures are depreciated on a straight-line basis over a seven-year life. Equipment is depreciated on a straight-line basis over a three-year life. Leasehold improvements are amortized over the original term of the lease. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

f. Income taxes

The Company is a Georgia Limited Liability Company ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying statement of financial condition as the tax effects of the Company's activities are the responsibility of its members.

g. Cash and cash equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. The Company is required to maintain a minimum $100,000 collateral account with First Clearing Corporation, its primary clearing agent.

h. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

i. Accounts receivables and bad debts

Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

j. Equity-based compensation

The Company accounts for membership unit purchase agreements and member unit purchase options in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* and, accordingly, recognizes compensation expense only if the fair value of the underlying membership unit exceeds the exercise price of the equity unit option on the date of grant. The Financial Accounting Standards Board ("FASB") has issued FASB No. 123 *Accounting for Stock-Based Compensation, as amended,* which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees through December 31, 2005. As permitted by FASB No. 123, the Company continues to account for equity-based compensation in accordance with APB Opinion No. 25 through December 31, 2005, and has reflected the pro forma disclosure alternative of FASB No. 123.

3. Securities owned and securities sold, not yet purchased

Marketable securities owned and securities sold, not yet purchased, are recorded at fair value and consist of the following at December 31, 2004:

	Securities Owned	Securities sold not yet purchased
Equity securities	$ 115,265	$ 300,666

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $300,666 at December 31, 2004 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases.

4. Securities available for sale

Marketable securities classified as available for sale consist of the following at December 31, 2004:

	Cost	Gross Unrealized Gains	Fair Value
Available for Sale:			
Equity securities	$ 103,300	$ 197,338	$ 300,638

5. Property and equipment

Property and equipment as of December 31, 2004 consists of the following classifications:

Equipment and software	$ 99,069
Leasehold improvements	6,206
Furniture and fixtures	3,809
	109,084
Less accumulated depreciation and amortization	44,387
Net property and equipment	$ 64,697

6. Subordinated long-term borrowings and warrants

Long-term borrowings consist of $200,000 of subordinated notes payable to the Company's members and affiliate. The notes bear an annual interest rate of 10%, which is paid on a biannual basis, and are subordinate to all of the Company's contractual claims from other parties. The notes are due in full January 31, 2006.

In connection with the notes payable, the Company granted each note holder warrants to purchase 300 of the Company's membership units for each $1,000 in principal amount of debt in which the note holder invested at an exercise price of $1 per unit. All warrants issued, which may be exercised for a total of 60,000 membership units, remained unexercised at December 31, 2004 and expire in July 2006. During January 2005, a warrant holder exercised 10,500 warrants for 10,500 membership units totaling $10,500 in contributed members' equity, reducing the warrants which may be exercised to 49,500 membership units.

7. **Net capital requirements**

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, $100,000, or $2,500 for each security which it participates in a market-making broker-dealer, whichever is greatest. At December 31, 2004, the Company has net capital of $1,907,191 which exceeds its requirement of $500,000 by $1,407,191.

8. **Operating leases**

The Company has entered into non-cancelable operating lease agreements for office space and certain equipment that expire at various dates through the year 2006. Minimum future payments required under the terms of the leases for each of the next five years in the aggregate as of December 31 are as follows:

Year	Amount
2005	$ 73,420
2006	3,160
Total	$ 76,580

9. **Related party transactions**

The Company is an affiliate of Burke Capital Group, LLC ("Burke"), who is a founding member of the Company. At December 31, 2004, Burke owned approximately 64% of the Company's outstanding membership units. The Company works with Burke in providing services related to private equity placements and, in accordance with the Company's Operating Agreement, must distribute to Burke an agreed upon percentage of the fees earned from such placements, net of related expenses.

The Company reimburses Burke for all expenses incurred on its behalf, such as health insurance, rent and other expenses. Accounts payable at December 31, 2004 included $8,652 due to Burke.

9. Related party transactions (continued)

The Company pays guaranteed payments to certain members who are involved in the day-to-day operations of the Company. Guaranteed payments to these members for 2004 included $509,077 which was accrued and payable at December 31, 2004.

10. Concentrations of credit risk

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The amount on deposit with these institutions at December 31, 2004 is in excess of the FDIC limit by approximately $2,230,000.

At December 31, 2004, customer receivables of $277,825 consist entirely of fees earned in connection with services rendered by the Company and its affiliate under a private equity placement agreement.

11. Operating agreement and membership units

The membership units of the Company derive their rights and restrictions from the Company's Operating Agreement ("Agreement"). In accordance with the Agreement, distributions to members of distributable cash, as defined, will be authorized from time to time by the Company's Managing Member, Burke Capital Group, LLC ("Burke") in proportion to each member's units. Notwithstanding the foregoing, all distributable cash from banking operations, as defined, shall be distributed to Burke.

In the case of liquidation of the Company's assets outside of the ordinary course of business, the Agreement calls for net proceeds to be distributed, at Burke's discretion, first in proportion to, and to the extent of, each member's net invested capital, as defined, as of the date of distribution and thereafter in proportion to each member's units.

The Agreement provides for restrictions of the transfer of member's units without the prior written consent of both Burke and at least a majority of the issued and outstanding units. In addition, the Agreement contains a provision for the right of first refusal by the Company and its remaining members. Upon death or disability of a member, the Agreement calls for the sale of the units back to the Company at 1.5 times the book value of the applicable units. In the case of termination of a member, the Company shall purchase the units from the

11. Operating agreement and membership units (continued)

member at the original purchase price paid for the units plus or minus any increase or decrease in the book value of such units since the date of purchase, if termination occurs at any time during the first five (5) years of employment, or at the fair market value of the units at any time thereafter. The Company may, at its option and notice, at any time redeem all or any portion of the units held by any member for the fair market value of the applicable units.

12. Equity-based compensation and membership unit option plan

The Company's 2003 Unit Option Plan provides for the granting of non-qualified options to purchase up to 240,000 of the Company's membership units in order to provide incentives to certain employees and members. The plan allows participants to purchase membership units of the Company at prices set by the Board of Directors. Unless otherwise specified, outstanding options vest over a five (5) year period. Unexercised options expire ten years after the grant date unless otherwise specified by the Board of Directors.

Unit option balances as of December 31, 2004 is shown below:

Unit options	Number of shares	Weighted average exercise price
Outstanding at December 31, 2004	100,000	$ 1.10
Exercisable at December 31, 2004	18,000	$ 1.00
Available for grant at December 31, 2004	140,000	

The following table summarizes the range of exercise prices, weighted average exercise prices, and weighted average remaining contractual lives for options outstanding and exercisable as of December 31, 2004:

12. Equity-based compensation and membership unit option plan (continued)

	Outstanding			Exercisable	
Exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life	Number of shares	Weighted average exercise price
$1.00-$2.00	100,000	$1.10	8.60	18,000	$ 1.00

The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee unit options as allowed under FASB 123 until December 31, 2005. Under APB No. 25, because the exercise price of the Company's employee unit options equals the estimated fair value of the underlying units on the date of grant, no compensation expense is recorded.

Pro forma information regarding net income is required under FASB 123, which also requires that the information be determined as if the Company has accounted for its employee unit options under the fair value method. The fair value for these options was estimated at the date of grant using a minimum value options pricing model with the following assumptions: risk free interest rate of 4.0% for 2003 and 5.0% for 2004, a dividend yield of 0%, and an expected life of the option of 10 years.

The weighted average grant-date fair value of the options granted in 2003 was $.32 per share. The weighted average grant date fair value of the options granted in 2004 was $.12 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Pro forma net income for 2004 would be reduced by approximately $6,000, and pro forma net income for 2003 would be reduced by approximately $3,000, resulting in a reduction of pro forma net capital of approximately $9,000 as of December 31, 2004.

13. Defined Contribution Plan

The Company has a contributory defined contribution plan covering all eligible employees qualifying under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, participating employees may elect to contribute specific amounts of their salaries to a trust for investment. The Company can elect to contribute specified amounts to the plan as determined by the Board of Directors. Participants' interests in the Company contributions vest immediately.